                                                               Page 1 of 6 Pages
CUSIP No.  57791410                    13D


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.    4  )*



                           MAVERICK TUBE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57791410
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             JOSEPH D. LEHRER, ESQ.
    10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               DECEMBER 16, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  57791410                 13D                        Page 2 of 6 Pages



  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

        WOODBOURNE PARTNERS, L.P.

  2     Check the Appropriate Box if a Member of a Group
        (See Instructions)                                            (a) [ ]
                                                                      (b) [ ]
  3     SEC Use Only

  4     Source of Funds (See Instructions)

        OO

  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

  6     Citizenship or Place of Organization

        MISSOURI


  Number of    7   Sole Voting Power

   Shares          920,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.

 Beneficially  8   Shared Voting Power

   Owned by        50,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.

     Each      9   Sole Dispositive Power

  Reporting        920,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.

 Person With   10  Shared Dispositive Power

                   50,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.


  11    Aggregate Amount Beneficially Owned by Each Reporting Person

        970,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.

  12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)   [ ]

  13    Percent of Class Represented by Amount in Row (11)

        6.3%

  14    Type of Reporting Person (See Instructions)

        PN



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                                                               Page 3 of 6 Pages
CUSIP No.  57791410                    13D



                        AMENDMENT NO. 4 TO SCHEDULE 13D

     John D. Weil reported the acquisition of shares of Common Stock, $.01 par value ("Stock") of Maverick Tube Corporation, a Delaware corporation (the "Issuer"), 400 Chesterfield Center, 2nd Floor, Chesterfield, Missouri 63017 in an initial filing of this Schedule 13D on February 23, 1994, as amended by Amendment No. 1 filed March 22, 1995, Amendment No. 2 filed January 13, 1997 and Amendment No. 3 filed May 1, 1997. As reported in Amendment No. 2 filed January 13, 1997, all shares of Stock previously reported as beneficially owned by Mr. Weil, members of his family, family trusts or the partnership controlled by Mr. Weil were transferred to Woodbourne Partners, L.P. (the "Reporting Person"). In this regard, Item 2, Item 4, Item 5 and Item 6 are hereby amended as follow. All other items are unchanged from the initial filing.

ITEM 2.  Identity and Background.

     (a)   Woodbourne Partners, L.P. ("Reporting Person")
           ----------------------------------------------

           State of Organization:   Missouri.

           Principal Business:      Investments.

           Address:                 200 N. Broadway, Suite 825
                                    St. Louis, Missouri 63102

           General Partner:         Clayton Management Company.

           (d) No.

           (e) No.

     Information on General Partner and Controlling Persons pursuant to Instruction C:

     (a) Clayton Management Company (General Partner of the Reporting Person).
         ---------------------------------------------------------------------

           State of Organization:   Missouri.

           Principal Business:      Investments.

           Address:                 200 N. Broadway, Suite 825
                                    St. Louis, Missouri 63102

           Sole Director:           John D. Weil.

           Executive Officers:      John D. Weil      - President/Secretary.
                                    Thomas E. Kahn    - Assistant Secretary.

           Sole Shareholder:        John D. Weil.

           (d) No.

           (e) No.

                                                               Page 4 of 6 Pages
CUSIP No.  57791410                     13D




      (a) John D. Weil (Sole Director and Shareholder of the General Partner of the Reporting Person).

           (b) 200 N. Broadway, Suite 825, St. Louis, Missouri 63102.

           (c)  Self-employed investor, 200 N. Broadway, Suite
                825, St. Louis, Missouri  63102.

           (d)  No.

           (e)  No.

           (f)  U.S.A.


ITEM 4.  Purpose of the Transaction.
         ---------------------------

     The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

      (a)  an   extraordinary   corporate   transaction,   such  as  a   merger,
           reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

      (d) any material change in the present capitalization or dividend policy of the Issuer;

      (e) any other material change in the Issuer's business or corporate structure;

      (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

      (i) any action similar to those enumerated above.





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                                                               Page 5 of 6 Pages
CUSIP No.  57791410                     13D




ITEM 5.  Interest in Securities of the Issuer.
         -------------------------------------

      (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 970,000 shares of Stock in the manner hereinafter described:

                                                              Percentage of
                            Relationship to        Number      Outstanding
 Shares Held in Name of    Reporting Person      of Shares      Securities
 ----------------------    ----------------      ---------      ----------
Woodbourne Partners, L.P.  Reporting Person      920,000            6.0%
Forsyth Joint Venture               1             50,000             .3%
                                                --------            ----
          TOTAL                                  970,000            6.3%
                                                ========            ====

     The foregoing percentages assume that the Issuer has 15,437,474 shares of Stock outstanding.

     All shares held in the name of joint venture are reported as beneficially owned by the Reporting Person because family members of Mr. Weil (the sole shareholder and director of the corporate general partner of the Reporting Person) may seek investment advise or voting advise from such individual.

     AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

   (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

   (c)

                                      Number      Price      Transaction
 Purchase in the Name of     Date    of Shares  Per Share   Made Through
-------------------------  --------  ---------  ---------  ---------------
Woodbourne Partners, L.P.  10/9/98      5,000      $5.438  Jefferies & Co.
Woodbourne Partners, L.P.  10/15/98    52,500      $ 5.50  Jefferies & Co.
Woodbourne Partners, L.P.  10/15/98     3,000      $ 5.50   Consolidated
Woodbourne Partners, L.P.  11/17/98     4,000      $ 6.63  Jefferies & Co.
Woodbourne Partners, L.P.  11/23/98   100,000      $ 6.13  Jefferies & Co.
Woodbourne Partners, L.P.  11/24/98   229,700      $ 6.19  Jefferies & Co.
Woodbourne Partners, L.P.  12/14/98    35,000      $ 5.38  Jefferies & Co.
Woodbourne Partners, L.P.  12/15/98    50,000      $ 5.44  Jefferies & Co.
Woodbourne Partners, L.P.  12/16/98     4,000      $ 5.50  Jefferies & Co.
Woodbourne Partners, L.P.  12/18/98    45,000      $ 5.49  Jefferies & Co.
Woodbourne Partners, L.P.  12/21/98    50,000      $ 5.44  Jefferies & Co.
Woodbourne Partners, L.P.  12/22/98    51,800      $5.375  Jefferies & Co.

----------
1 Joint venture among charitable foundation created by Mr. Weil and charitable foundations created by certain members of Mr. Weil=s family.


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                                                               Page 6 of 6 Pages
CUSIP No.  57791410                    13D





     (d) Not applicable.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ----------------------------

     A charitable foundation created by Mr. Weil (the sole shareholder and director of the corporate general partner of the Reporting Person) along with charitable foundations created by certain of Mr. Weil's family members have entered into the joint venture mentioned in Item 5.


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        WOODBOURNE PARTNERS, L.P.

                                             by its General Partner, CLAYTON
                                             MANAGEMENT COMPANY


                                                    /s/ John D. Weil
                                             --------------------------------
                                                 John D. Weil, President

                                             December 23, 1998